                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1997

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________



                         Commission file number 0-8591
                                                ------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Figgie International Inc. 401(k) Savings
                                     ----------------------------------------
Plan for Hourly Paid Employees.
------------------------------

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Figgie International Inc., 4420
                                           -------------------------------
Sherwin Road, Willoughby, Ohio 44094.
------------------------------------

                              ARTHUR ANDERSEN LLP






               FIGGIE INTERNATIONAL INC.
               401(k) SAVINGS PLAN FOR HOURLY PAID EMPLOYEES


               FINANCIAL STATEMENTS
               AS OF DECEMBER 31, 1997 AND 1996
               TOGETHER WITH REPORT OF
               INDEPENDENT PUBLIC ACCOUNTANTS

                              ARTHUR ANDERSEN LLP




                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustees of the
Figgie International Inc.
401(k) Savings Plan for Hourly Paid Employees:

We have audited the accompanying statements of net assets available for plan benefits of the Figgie International Inc. 401(k) Savings Plan for Hourly Paid Employees (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997, as listed in the accompanying index. These financial statements and schedules referred to below are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's trustees, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Exhibit 1) as of December 31, 1997 and schedule of reportable transactions (Exhibit 2) for the year ended December 31, 1997, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                                    /s/ Arthur Andersen LLP



Cleveland, Ohio,
  July 28, 1998.

                           FIGGIE INTERNATIONAL INC.
                           -------------------------

                 401(k) SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
                 ---------------------------------------------


                           DECEMBER 31, 1997 AND 1996
                           --------------------------

                                     INDEX
                                     -----



          Statements of Net Assets Available for Plan Benefits as of
               December 31, 1997 and 1996

          Statement of Changes in Net Assets Available for Plan
               Benefits for the Year Ended December 31, 1997

          Notes to Financial Statements

          Exhibit l - Item 27a--Schedule of Assets Held for Investment
               Purposes as of December 31, 1997

          Exhibit 2 - Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1997

                           FIGGIE INTERNATIONAL INC.
                           -------------------------


                 401(k) SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
                 ---------------------------------------------

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ----------------------------------------------------

                        AS OF DECEMBER 31, 1997 AND 1996
                        -------------------------------


                                                                         Participant Directed.
                                       ---------------------------------------------------------------------------------------------
                                                                                                                 PBHG
                                           Chase                                   DSI         Oppenheimer      Growth
                                         Principal     Bond Fund      FPA       Disciplined       Quest         Fund/      PIC Small
                                       Preservation   of America/   Crescent       Value       Opportunity      Equity      Company
                                           Fund       Fixed Fund     Fund        Portfolio     Value Fund        Fund      Portfolio
                                        -----------   -----------    -------     ----------   ------------      ------     ---------

      1997
      ----


ASSETS:
        Cash and cash equivalents      $        -    $        -    $        -    $        -    $     (737)    $        -    $     -
        Investments at market value        19,921        65,803       164,724        95,897       128,808        108,101     45,807
        Notes receivable from
         participants                           -             -             -             -             -              -          -
        Accrued interest income                 -           420             -             -             -              -          -
                                       ----------    ----------    ----------    ----------    ----------     ----------    -------

NET ASSETS AVAILABLE
        FOR PLAN BENEFITS              $   19,921    $   66,223    $  164,724    $   95,897    $  128,071     $  108,101    $45,807
                                       ==========    ==========    ==========    ==========    ==========     ==========    =======


          1996
          ----


ASSETS:
        Cash and cash equivalents      $        -    $        -    $        -    $        -    $        -      $       -    $     -
        Investments at market value             -       248,982             -             -             -         62,375
        Employee contribution
         receivable                             -             -             -             -             -              -
                                       ----------    ----------    ----------    ----------    ----------     ----------    -------

        Total assets                            -       248,982             -             -             -         62,375          -


LIABILITIES:
Accrued administrative
        expenses                                -             -             -             -             -              -          -
                                       ----------    ----------    ----------    ----------    ----------     ----------    -------
     Total liabilities                          -             -             -             -             -              -          -
                                       ----------    ----------    ----------    ----------    ----------     ----------    -------

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                     $        -    $  248,982     $       -     $       -     $       -     $   62,375   $      -
                                       ==========    ==========    ==========    ==========    ==========     ==========    =======

                                                                      Participant Directed
                                    ---------------------------------------------------------------------------------
                                        IVY
                                    International
                                        Fund/        Figgie      Figgie   Conservative   Moderate     Aggressive      Non-
                                    International   Class A      Class B    Lifestyle    Lifestyle     Lifestyle   Participant
                                         Fund         Fund        Fund        Fund         Fund          Fund       Directed
                                    -------------    ------     --------   -----------    --------     ---------   -----------

      1997
      ----


ASSETS:
        Cash and cash equivalents     $       -    $     324    $     185   $     359    $     140    $     157    $        -
        Investments at market value      86,157       32,678      633,179      70,373      227,537      105,047             -
        Notes receivable from
         participants                         -            -            -           -            -            -             -
        Accrued interest income           1,243            -            -           -            -            -             -
                                      ---------    ---------    ---------   ---------    ---------    ---------    ----------

NET ASSETS AVAILABLE
        FOR PLAN BENEFITS             $  87,400    $  33,002    $ 633,364   $  70,732    $ 227,677    $ 105,204    $        -
                                      =========    =========    =========   =========    =========    =========    ==========


          1996
          ----


ASSETS:
        Cash and cash equivalents     $       -    $       -    $       -   $       -    $       -    $       -    $       62
        Investments at market value           -        6,330        8,040       5,160            -            -             -
        Employee contribution
         receivable                                        -            -           -            -            -        37,928
                                      ---------    ---------    ---------   ---------    ---------    ---------    ----------

        Total assets                      6,330        8,040        5,160           -            -            -        37,990


LIABILITIES:
Accrued administrative
        expenses                              -            -            -           -            -            -           430
                                      ---------    ---------    ---------   ---------    ---------    ---------    ----------
     Total liabilities                        -            -            -           -            -            -           430
                                      ---------    ---------    ---------   ---------    ---------    ---------    ----------

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                    $   6,330    $   8,040    $   5,160   $       -    $       -    $       -    $   37,560
                                      =========    =========    =========   =========    =========    =========    ==========






                                      Participants
                                          Loan
                                          Fund         Total
                                          ----         -----

      1997
      ----


ASSETS:
        Cash and cash equivalents      $        -    $      428
        Investments at market value             -     1,784,032
        Notes receivable from
         participants                       3,000         3,000
        Accrued interest income                 -         1,663
                                       ----------    ----------

NET ASSETS AVAILABLE
        FOR PLAN BENEFITS              $    3,000    $1,789,123
                                       ==========    ==========


          1996
          ----


ASSETS:
        Cash and cash equivalents      $        -    $       62
        Investments at market value             -       330,887
        Employee contribution
         receivable                             -        37,928
                                       ----------    ----------

        Total assets                            -       368,877


LIABILITIES:
Accrued administrative
        expenses                                -           430
                                       ----------    ----------
     Total liabilities                          -           430
                                       ----------    ----------

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                     $        -    $  368,447
                                       ==========    ==========


              The accompanying notes to financial statements are an
                       integral part of these statements.

                           FIGGIE INTERNATIONAL INC.
                           -------------------------

                 401(k) SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
                 ---------------------------------------------


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         --------------------------------------------------------------


                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------

                                                                         Participant Directed
                                         ---------------------------------------------------------------------------------------
                                                                                                                    PBHG
                                            Chase                                       DSI        Oppenheimer     Growth
                                          Principal      Bond Fund         FPA      Disciplined       Quest         Fund/
                                         Preservation   of America/      Crescent      Value        Opportunity    Equity
                                             Fund       Fixed Fund        Fund       Portfolio      Value Fund      Fund
                                          ----------    ----------     ----------    ----------    ----------    ----------

ADDITIONS:
Contributions-
         Employee                         $   11,939    $  181,877     $   60,248    $   38,942    $   51,782    $   82,209
         Employer                              4,071         8,312         17,754        12,055        14,945        13,228
        Transfers in from merged Plan              -             -              -             -             -             -
        Investment income                          -         2,471          5,478        14,819         4,233         1,973
        Net unrealized appreciation of
         investments                               -         6,059            979             -             -        12,548
                                          ----------    ----------     ----------    ----------    ----------    ----------

        Total additions                       16,010       198,419         84,459        65,816        70,960       109,958
                                          ----------    ----------     ----------    ----------    ----------    ----------

DEDUCTIONS:
        Benefits paid to participants          4,251        15,701          4,631         4,051         7,641         8,416
        Administrative expenses                    -             -              -             -             -             -
        Net unrealized depreciation of
         investments                               -             -              -        14,227         2,109             -
                                          ----------    ----------     ----------    ----------    ----------    ----------
        Total deductions                       4,251        15,701          4,631        18,278         9,750         8,416
                                          ----------    ----------     ----------    ----------    ----------    ----------

INTERFUND TRANSFERS,
Including participant loan
        transactions                           8,162      (365,477)        84,896        48,359        66,861       (55,816)
                                          ----------    ----------     ----------    ----------    ----------    ----------

         Net additions/
        (deductions)                          19,921      (182,759)       164,724        95,897       128,071        45,726

NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
        beginning of year                          -       248,982              -             -             -        62,375
                                          ----------    ----------     ----------    ----------    ----------    ----------

NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
        end of year                       $   19,921    $   66,223     $  164,724    $   95,897    $  128,071    $  108,101
                                          ==========    ==========     ==========    ==========    ==========    ==========



                                           --------------------------------------------------------------------------------------
                                                             IVY
                                                         International
                                            PIC Small        Fund/        Figgie         Figgie      Conservative    Moderate
                                             Company     International    Class A       Class B        Lifestyle     Lifestyle
                                            Portfolio        Fund          Fund           Fund           Fund          Fund
                                           ----------     ----------    ----------     ----------     ----------    ----------

ADDITIONS:
Contributions-
         Employee                          $   21,766     $   44,652    $    9,686     $    7,133     $   32,302    $  109,346
         Employer                               6,063         12,399           924            903          7,187        35,669
        Transfers in from merged Plan               -              -        24,921        627,249              -             -
        Investment income                         (18)         1,167             7              -          5,397        14,634
        Net unrealized appreciation of
         investments                                -              -         1,867          1,833              -             -
                                           ----------     ----------    ----------     ----------     ----------    ----------

        Total additions                        27,811         58,218        37,405        637,118         44,886       159,649
                                           ----------     ----------    ----------     ----------     ----------    ----------

DEDUCTIONS:
        Benefits paid to participants           1,688          5,169           126            623          7,425         7,511
        Administrative expenses                     -              -             -              -              -             -
        Net unrealized depreciation of
         investments                            2,457          4,319             -              -            408        10,147
                                           ----------     ----------    ----------     ----------     ----------    ----------
        Total deductions                        4,145          9,488           126            623          7,833        17,658
                                           ----------     ----------    ----------     ----------     ----------    ----------

INTERFUND TRANSFERS,
Including participant loan
        transactions                           22,141         32,340       (12,317)        (8,291)        33,679        85,686
                                           ----------     ----------    ----------     ----------     ----------    ----------

         Net additions/
        (deductions)                           45,807         81,070        24,962        628,204         70,732       227,677

NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
        beginning of year                           -          6,330         8,040          5,160              -             -
                                           ----------     ----------    ----------     ----------     ----------    ----------

NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
        end of year                        $   45,807     $   87,400    $   33,002     $  633,364     $   70,732    $  227,677
                                           ==========     ==========    ==========     ==========     ==========    ==========


                                        ------------------------------------------------------


                                         Aggressive        Non-      Participant
                                          Lifestyle     Participant      Loan
                                            Fund         Directed        Fund          Total
                                         ----------    ----------     ----------    ----------

ADDITIONS:
Contributions-
         Employee                        $   51,084    $  (36,480)    $        -    $  666,186
         Employer                            14,840             -              -       148,350
        Transfers in from merged Plan             -             -              -       652,170
        Investment income                       482             -             35        50,678
        Net unrealized appreciation of
         investments                              -             -              -        23,286
                                         ----------    ----------     ----------    ----------

        Total additions                      66,406       (36,480)            35     1,540,670
                                         ----------    ----------     ----------    ----------

DEDUCTIONS:
        Benefits paid to participants         9,433             -              -        76,666
        Administrative expenses                   -         1,080              -         1,080
        Net unrealized depreciation of
         investments                          8,581             -              -        42,248
                                         ----------    ----------     ----------    ----------
        Total deductions                     18,014         1,080              -       119,994
                                         ----------    ----------     ----------    ----------

INTERFUND TRANSFERS,
Including participant loan
        transactions                         56,812             -          2,965             -
                                         ----------    ----------     ----------    ----------

         Net additions/
        (deductions)                        105,204       (37,560)         3,000     1,420,676

NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
        beginning of year                         -        37,560              -       368,447
                                         ----------    ----------     ----------    ----------

NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
        end of year                      $  105,204    $        -     $    3,000    $1,789,123
                                         ==========    ==========     ==========    ==========




             The accompanying notes to financial statements are an
                        integral part of this statement.

                           FIGGIE INTERNATIONAL INC.
                           -------------------------

                 401(k) SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
                 ---------------------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                           DECEMBER 31, 1997 AND 1996
                           --------------------------



1.      SUMMARY OF THE PLAN:
        --------------------

The Figgie International Inc. 401(k) Savings Plan for Hourly Paid Employees (the
Plan) was established on January 1, 1996, to provide retirement benefits to hourly paid employees (and their beneficiaries) hired after December 31, 1984 of certain participating divisions and subsidiaries of Figgie International Inc. (the Company). The Plan was amended and restated in 1997 to allow for an increase in employee contribution percentage, employer matching contributions and new investment options. The Plan is a defined contribution pension plan.

The Plan provides that the Company shall have the right to amend or terminate the Plan at any time. Upon termination of the Plan, the assets then remaining in the Plan shall be allocated and distributed to participants in accordance with the terms and provisions of Section 4044 of ERISA, as amended.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
        -------------------------------------------

Basis of Accounting
-------------------

The accompanying statements of net assets available for plan benefits and statements of changes in net assets available for plan benefits are prepared on the accrual basis of accounting.

Net appreciation (depreciation) in fair value and net realized gains (losses) on sale of investments for 1997 were calculated based on the fair value of the investments at the beginning of the year or purchase price, if acquired in the current year.

Accounting Estimates
--------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reportable Transactions
-----------------------

The Department of Labor defines reportable transactions as those transactions or series of transactions which exceed 5% of beginning net assets. All transactions which exceed the threshold are included in Exhibit 2.

Contributions
-------------

The Plan provides that participants may elect to defer up to 15% of their annual compensation paid to them by the Company as a contribution. Such elected contributions are limited in any calendar year to a maximum as shall be prescribed by the Secretary of the Treasury. The Company matches 100% of the first 1% of each participant's elective contribution and then 50% of the next 4% of participant contribution. In addition, the Plan provides for transfer contributions to the Plan which constitute a rollover from another qualified plan on behalf of an eligible employee.

Participant Directed Investments
--------------------------------

Participants direct their contributions in 5% increments between the eight funds and two Company stock funds. However, a participant's investment in Company stock funds may not exceed, in aggregate, 25% of the participant's total contribution percentage.

Participants may also choose one of three Lifestyle options in which allocations are automatically selected for the participants. The conservative Lifestyle option automatically becomes the investment choice for any plan participant who does not submit an enrollment form which includes a valid investment direction. The Plan offers a telephone voice response system which allows participants to change allocations and contribution percentages on a daily basis.

Investment Income
-----------------

Investment income includes dividend and interest income earned during the year, as well as net gains and losses realized by dispositions of investments.


Vesting Requirements
--------------------

Participant contributions and transfer contributions are fully vested when deposited into the Plan. Employer matching contributions vest to participants according to the following:

                         Years of         Vesting
                         Service         Percentage
                         -------         ----------
                       Less than 1           0%
                       1                    20%
                       2                    40%
                       3                    60%
                       4                    80%
                       5                   100%

Employer discretionary contributions are fully vested at five years of service. For vesting purposes, the Plan provides that an employee shall be credited with one year of service for each plan year during which they have met the criteria of continuous service, as defined in the Plan document.

Distributions and Forfeitures
-----------------------------

Upon termination from the Plan, a participant, or in the case of death, a participant's beneficiary will be entitled to receive the vested portion of the participant's account as a single lump-sum payment. For participants who are terminated, the nonvested account balance is forfeited, and the forfeitures are used to offset plan expenses and the employer matching contribution. If a participant retires, becomes disabled or dies while still employed, the entire balance in his or her account will be fully vested.

The Plan also allows for hardship withdrawals. Under certain hardship circumstances, as defined in the Plan document, a participant may withdraw up to 100% of the participant's before tax contributions.

Retirement
----------

The Plan provides that the accrued benefit of a participant is nonforfeitable if such participant is employed by the Company on or after the normal retirement date. Each participant who ceases to be employed by the Company for any reason, other than death, on or after the normal retirement date shall be entitled to receive a normal retirement benefit. The normal retirement benefit is equal to the participant's accrued benefit as of the date of the distribution.

Participant Loans
-----------------

The Plan allows participants to take loans from their account balance. A participant can borrow up to the lesser of 50% of their vested account balance or $50,000. The minimum loan requested amount is $1,000. Participants can have one outstanding loan at a time and loans can be requested for any reason. The interest rate is prime rate plus one percentage point.

3.      DISTRIBUTIONS TO PARTICIPANTS:
        ------------------------------

Distributions due to participants who have reached retirement age, withdrawn, or otherwise separated from the Plan amounted to $0 and $3,756 at December 31, 1997 and 1996, respectively.

4.      FEDERAL INCOME TAXES:
        ---------------------

In the opinion of the Plan's Administrator, the Plan, as amended and restated, qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. Accordingly, income taxes have not been provided for in the accompanying financial statements. A favorable determination as to the Plan's tax-exempt status has not yet been received for the amended and restated Plan.

5.      PLAN ASSET TRANSFER:
        --------------------

Effective December 31, 1997, certain assets of the Figgie International Stock Ownership Trust and Plan (ESOP A) were transferred into the Plan. Benefits related to these participants continued to be paid from the ESOP A until December 31, 1997, at which time the assets were transferred from their related trust into the Plan's Trust.

6.      SUBSEQUENT EVENT:
        -----------------

Subsequent to December 31, 1997, the Company changed its name from Figgie International Inc. to Scott Technologies Inc. The name change does not affect the aspects of the Plan.

                                                                       EXHIBIT 1



                           FIGGIE INTERNATIONAL INC.
                           -------------------------

                 401(k) SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
                 ---------------------------------------------


           ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ---------------------------------------------------------

                            AS OF DECEMBER 31, 1997
                            -----------------------


                   EMPLOYER IDENTIFICATION NUMBER: 52-1297376
                   ------------------------------------------

                                PLAN NUMBER: 023
                                ----------------



                                                                          Fair
      Identity of Issue and Description                Cost              Value
------------------------------------------------    -----------      -----------
Chase Principal Preservation Fund                   $   19,921        $   19,921
Bond Fund of America                                    65,633            65,803
FPA Crescent Fund                                      163,772           164,724
DSI Disciplined Value Portfolio                        109,953            95,897
Oppenheimer Quest Opportunity Value Fund               130,922           128,808
PBHG Growth Fund                                       109,976           108,101
PIC Small Company Portfolio                             48,236            45,807
IVY International Fund                                  91,781            86,157
Figgie Class A Fund                                     53,627            32,678
Figgie Class B Fund                                  1,370,354           633,179
Conservative Lifestyle Fund:
 Chase Principal Preservation Fund                      26,462            26,462
 FPA Crescent Fund                                      14,242            14,466
 DSI Disciplined Value Portfolio                         8,160             7,201
 BHM&S Bond Portfolio                                   22,093            22,244
Moderate Lifestyle Fund:
 FPA Crescent Fund                                      92,345            92,442
 DSI Disciplined Value Portfolio                        77,113            67,155
 PBHG Growth Fund                                       22,282            21,854
 BHM&S Bond Portfolio                                   45,886            46,086
Aggressive Lifestyle Fund:
 DSI Disciplined Value Portfolio                        22,597            19,157
 PBHG Growth Fund                                       28,134            27,521
 PlC Small Company Portfolio                            33,737            31,871
 MJI International Equity Portfolio                     29,090            26,498
                                                    ----------        ----------
                                                    $2,586,316        $1,784,032
                                                    ==========        ==========



                 The accompanying notes to financial statements
                     are an integral part of this exhibit.

                                                                       EXHIBIT 2


                           FIGGIE INTERNATIONAL INC.
                           -------------------------

                 401(k) SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
                 ---------------------------------------------


                 ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                 ---------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------


                   EMPLOYER IDENTIFICATION NUMBER: 52-1297376
                   ------------------------------------------

                                PLAN NUMBER: 023
                                ----------------


                                                                                             Current Value of          Net
                                                Purchase         Selling          Cost of       Asset on              Gain
        Identity of Party Involved                Price           Price            Asset     Transaction Date       or (Loss)
        --------------------------             ---------         --------        --------    ------------------    -----------


Equity Fund (6 transactions)                    $ 40,399        $       -        $ 40,399        $ 40,399            $   -
International Fund (6 transactions)              155,452                -         155,452         155,452                -

Employee Benefit Short-term Money
        Market Fund (55 transactions)            872,528                -         872,528         872,528                -

Chase Principal Preservation Fund
        (53 transactions)                         58,235                -          58,235          58,235                -

Bond Fund of America (36 transactions)            73,250                -          73,250          73,250                -
FPA Crescent Fund (104 transactions)             334,035                -         334,035         334,035                -

DSI Disciplined Value Portfolio
        (143 transactions)                       257,744                -         257,744         257,744                -

Oppenheimer Quest Opportunity Value
        Fund (35 transactions)                   137,989                -         137,989         137,989                -

PBHG Growth Fund (97 transactions)               167,279                -         167,279         167,279                -

PIC Small Company
        Portfolio (46 transactions)               85,995                -          85,995          85,995                -

IVY International Fund (34 transactions)          98,469                -          98,469          98,469                -

BHM&S Bond Portfolio (69 transactions)           154,046                -         154,046         154,046                -

                                                                                                Current Value of          Net
                                                 Purchase          Selling         Cost of          Asset on              Gain
       Identity of Party Involved                 Price             Price            Asset       Transaction Date       or (Loss)
       --------------------------                --------          -------          --------     ----------------       ---------

MJI International Equity
        Portfolio (37 transactions)              $  31,295         $      -        $  31,295        $  31,295            $    -

Equity Fund (5 transactions)                             -           13,266           10,625           13,266             2,641

International Fund (7 transactions)                      -           74,259           71,480           74,259             2,779

Employee Benefit Short-term Money
        Market Fund (44 transactions)                    -          871,479          871,479          871,479                 -

Chase Principal Preservation
        Fund (32 transactions)                           -           12,259           12,259           12,259                 -

Bond Fund of America (6 transactions)                    -            7,639            7,616            7,639                23

FPA Crescent Fund (19 transactions)                      -           64,270           63,675           64,270               595

DSI Disciplined Value
        Portfolio (26 transactions)                      -           39,829           39,922           39,829               (93)

Oppenheimer Quest Opportunity Value
        Fund (7 transactions)                            -            7,044            7,067            7,044               (23)

PBHG Growth Fund (20 transactions)                       -            7,781            7,844            7,781               (63)

PIC Small Company
        Portfolio (7 transactions)                       -            3,890            4,021            3,890              (131)

IVY International Fund (7 transactions)                  -            6,396            6,688            6,396              (292)

BHM&S Bond Portfolio (14 transactions)                   -           86,277           86,068           86,277               209

MJI International Equity
        Portfolio (3 transactions)                       -            2,042            2,205            2,042              (163)



                 The accompanying notes to financial statements
                     are an integral part of this exhibit.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                FIGGIE INTERNATIONAL INC. 401(k)
                                SAVINGS PLAN FOR HOURLY PAID
                                EMPLOYEES


                                By:     Wilmington Trust Company, Trustee

                                /s/ Linda Bailey
Date: 8/14/98                   -----------------------------------------------
     -----------------          Linda Bailey, Senior Financial Services Officer

                                 EXHIBIT INDEX
                                 -------------


23.1    Consent of Arthur Andersen LLP